

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 22, 2015

Via E-mail
Robert Q. Reilly
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222

      Re:    **The PNC Financial Services Group, Inc.**
                **Form 10-K for the Year Ended December 31, 2014**
                **Filed March 2, 2015**
                **Form 10-Q for the Quarter Ended September 30, 2015**
                **Filed November 5, 2015**
                **File No. 001-09718**

Dear Mr. Reilly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2015

Consolidated Balance Sheet Review, page 11

Purchase Accounting Accretion and Valuation of Purchased Impaired Loans, page 13

1.    We note that effective December 31, 2015, pursuant to supervisory direction, you plan to change your derecognition policy for the purchased impaired loans acquired through the National City and RBC Bank acquisitions. You state that the result of this change will accelerate the derecognition of a pool's recorded investment and associated allowance balance, but will not impact the net carrying values of the pools, accretion accounting, or

result in additional provision for credit losses for the purchased impaired loans that are pooled. Additionally, you estimate that the recorded investment and associated allowance balances for your purchased impaired pooled consumer and residential real estate loans will each be reduced by $475 million, which you conclude is immaterial to your financial statements taken as a whole. Please respond to the following:

- Given that you do not remove a loan from a pool if you sell, foreclose or otherwise receive assets in satisfaction of the loan, or the loan is written off, it is unclear to us how your prior policy complied with ASC 310-30-40-1. Please advise, or provide us with an analysis as to how you concluded this policy was not material to your prior period consolidated financial statements.

- To the extent you concluded your prior policy was not in accordance with ASC 310-30-40-1, tell us how you considered any impact to your prior conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at 202-551-3724 or me at 202-551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact William Dorton at 202-551-3107 or Chris Windsor at 202-551-3419 with any other questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services